

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 21, 2007

Mr. David H. Watkins
President & Chief Executive Officer
Atna Resources Ltd.
510 – 510 Burrard Street
Vancouver, British Columbia, Canada V6C 3A8

      Re: **Atna Resources Ltd.**
                Form 20-F for the Fiscal Year Ended December 31, 2006
                Filed March 30, 2007
                File No. 000-29336

Dear Mr. Watkins:

      We have reviewed your Form 20-F for the Fiscal Year Ended December 31, 2006, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2006

Operating and Financial Review and Prospects, page 15

Trend Information, page 20

1. We see no basis for your disclosure indicating that Item 5.D is not applicable because you are a mineral exploration company with no producing properties. The requirement to discuss trends, uncertainties, demands, commitments and events that are reasonably likely to have a material effect on your profitability, liquidity or capital resources; or that would cause your reported financial information to be not necessarily indicative of your future operating results or financial condition, is not obviated by the condition you describe. Accordingly, please comply with Item 5.D of Form 20-F.

Financial Statements

2. Please include page numbers throughout this section of your filing in the future.

Note 12 – Differences between Canadian and United States Generally Accepted Accounting Principles (GAAP)

3. Please amend your filing to include the Canadian/U.S. GAAP cash flow statement reconciliation required by Item 17(c)(2)(iii) of Form 20-F.

4. The amount you disclose for the 2006 "Closing deficit under Canadian GAAP," in the amount of C$29,606,123, does not mathematically agree with the corresponding amount presented on the face of your balance sheet, stated as C$29,591,123. Please revise your financial statements and disclosures, as necessary, to eliminate this inconsistency.

Exhibit 12.1

5. We note in paragraph 4(d) that your officers' limited the period for which they reported any change in internal control over financial reporting to your fourth fiscal quarter. However, Instruction 12 to the exhibit instructions of Form 20-F requires disclosure be made of "…any change in the company's internal control over financial reporting that occurred during the period covered by the annual report...."

   Please file officers' certifications that fully comply with the requirements of Form 20-F, or explain why you are unable to include this representation.

Engineering Comments

General

6.   Since your web site contains disclosure about adjacent or other properties on
which you appear to have no right to explore or mine, it would be helpful for you
to include the following cautionary language along with such information:

> "This web site contains information about adjacent properties on
> which we have no right to explore or mine. We advise U.S.
> investors that the SEC's mining guidelines strictly prohibit
> information of this type in documents filed with the SEC. U.S.
> investors are cautioned that mineral deposits on adjacent properties
> are not indicative of mineral deposits on our properties."

Property, Plant and Equipment, page 6

7.   Please insert a small-scale map showing the location and access to each
significant property, as required by Instruction 1(a) to Item 4.D of Form 20-F.
Please note that SEC's EDGAR program now accepts Adobe PDF files and
digital maps, so please include these maps in any amendments that are uploaded
to EDGAR. It is relatively easy to include automatic links at the appropriate
locations within the document to GIF or JPEG files, which will allow figures and
diagrams to appear in the right location when the document is viewed on the
Internet. For more information, please consult the EDGAR manual, and if
additional assistance is required, please call Filer Support at 202-551-8900. We
believe the guidance in Instruction 1(a) to Item 4.D of Form 20-F would generally
require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every
  pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale
  such as "one inch equals one mile" may be utilized provided the original scale
  of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the
  state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

8. As a general checklist, when reporting the results of sampling and chemical analyses, the following points may assist you in preparing meaningful disclosure about mineralization of existing or potential economic significance on your property:

    - Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.

    - Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

    - Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results

    - Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

    - Eliminate statements containing grade and/or sample-width ranges.

    - Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

    - Generally, use tables to improve readability of sample and drilling data.

    - Soil samples may be disclosed as a weighted average value over an area.

    - Refrain from reporting single soil sample values.

    - Convert all ppb quantities to ppm quantities for disclosure.

    - Avoid adjectives such as high-grade or ore-grade.

    Please revise your disclosures to comply with this guidance.

History and Previous Exploration, page 10

9.   We note your disclosure in this section, referring to mines and other mineral properties that exist in the area of your property. As such disclosure may cause investors to infer that your property also has commercial mineralization, because of its proximity to these mines and properties please modify your disclosure to describe only geology, history, or exploration results that are directly related to the properties that you have the right to explore or mine. Please remove all references to mines, adjacent or other properties, deposits, occurrences, or exploration activities conducted by other companies that are unrelated and do not pertain to your property interests.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donald F. Delaney, at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718, with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl F. Hiller
Branch Chief